Clean Energy Special Situations Corp.

12600 Hill County Blvd.

Suite R-275

Austin, Texas 78738

March 3, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacie Gorman and Dorrie Yale

Re:	Clean Energy Special Situations Corp.

Preliminary Proxy Statement on Schedule 14A

Filed February 14, 2025

File No. 001-40757

Ladies and Gentlemen:

We hereby submit the responses of Clean Energy Special Situations Corp. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 27, 2025, providing the Staff’s comments with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 2

1.	We note that you have not filed your Annual Report on Form 10-K for your fiscal year ended December 31, 2023, and that you have not filed any Quarterly Reports on Form 10-Q during 2024, nor did you file Forms 12b-25 regarding the late filings of any 10-Qs in 2024. Please add a risk factor to discuss these facts, any obligations you have to file these reports, and associated risks resulting from your failure to do so.

Response: We have added the following risk factor to the Proxy Statement in response to the Staff’s comment:

“We have failed to timely file certain periodic reports with the SEC. Our failure to timely file required reports may adversely impact our ability to complete a business combination and could result in SEC enforcement actions or stockholder lawsuits.

We have not filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, nor have we filed any Quarterly Reports on Form 10-Q during 2024. Additionally, we did not file Forms 12b-25 regarding the late filings of any Form 10-Qs in 2024. As a result, we are currently not in compliance with our SEC periodic reporting requirements under Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The primary reason for our failure to file these reports is due to a lack of funding. To regain compliance, we will require additional funding, including potential loans from the Sponsor, to complete the preparation and filing of these reports. There is no assurance that we will be able to secure such funding on acceptable terms or at all. Furthermore, completing these delinquent filings could extend beyond expected timelines and delay the closing of a business combination, thereby increasing the risk of liquidation and the return of funds held in our trust account to public stockholders.

Our failure to timely file periodic reports with the SEC could subject us to enforcement action by the SEC and stockholder lawsuits and could eventually result in the revocation or suspension of the registration of our securities under the Exchange Act and/or regulatory sanctions from the SEC, any of which could have a material adverse impact on our operations and your investment in our common stock. Additionally, our failure to file our periodic reports has resulted in investors not receiving adequate information regarding the Company with which to make investment decisions. As a result, investors may not have access to current or timely financial information about the Company.”

We may not be able to complete a business combination. .. ., page 4

2.	With a view towards disclosure, please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please expand this risk factor to discuss this information.

Response: Our sponsor has investors who are non-U.S. persons, and two of its three managing members are non-U.S. persons (one Canadian and one Swiss citizen). We acknowledge that foreign ownership of sponsors has become an area of regulatory scrutiny. However, given that both Canada and Switzerland are U.S.-allied nations, we do not believe there is a material risk associated with this foreign ownership structure. Additionally, neither our sponsor nor its controlling persons are subject to any restrictions under U.S. foreign investment laws, such as CFIUS (Committee on Foreign Investment in the United States) review, that would impact our ability to complete a business combination. Nonetheless, we have revised our disclosure to acknowledge that changes in U.S. foreign investment laws, increased regulatory scrutiny, or potential government policy shifts could impact future SPAC transactions with foreign ownership structures.

Questions and Answers about the Special Meeting

Q: Why am I receiving this proxy statement?, page 6

3.	We refer to your statements that your charter provides for the return of the initial public offering proceeds held in the trust account if you do not complete an initial business combination by December 28, 2024, and that you did not amend the charter to extend such deadline because of an "administrative oversight." Please expand your disclosure to discuss the facts and circumstances of this event, and also whether you had any discussions with your trustee since the expiration date.

Response: The oversight primarily resulted from a breakdown in communication between our executive team and former external legal counsel, as well as the absence of an internal compliance system to track and ensure timely charter amendment processes. Immediate corrective measures were taken, including the implementation of a new compliance checklist and enhanced training for all team members involved in statutory filings, to ensure future compliance. We discussed the expiration of the charter with Continental Stock Transfer & Trust Company, our trustee, and both parties agreed that it is in the best interest of the Company and its stockholders to proceed with a stockholder vote to formally revive the Company under Delaware law and extend the expiration deadline, while offering full redemption rights to stockholders. These steps are intended to ensure compliance with applicable regulations while providing stockholders the opportunity to either support the continuation of the Company or redeem their shares. We have revised the Proxy Statement accordingly.

General

4.	We note your disclosure that, as of December 28, 2024, your charter expired, and that you are seeking to restore yourself pursuant to Section 311 of the General Corporation Law of the State of Delaware. We also note that previously, you indicated that you would wind up your operations if you were not able to enter into a business combination by December 28, 2024. Please revise to add risk disclosures as appropriate to discuss any risks associated with your failure to comply with Section A.3 of Article 6 as amended, pursuant to your Amended and Restated Certificate of Incorporation and any risks associated with neglecting to timely seek an extension.

Response: We have added the following risk factor to the Proxy Statement in response to the Staff’s comment:

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“Our failure to timely amend the Charter prior to its expiration has raised concerns regarding our governance and could lead to stockholder lawsuits.

As described in more detail in this proxy statement, the Charter expired on December 28, 2024 due to our failure to amend the Charter to extend the deadline to complete an initial business combination. Our failure to amend the Charter was due to an administrative oversight that primarily resulted from a breakdown in communication between our executive team and external legal counsel, as well as the absence of an internal compliance system to track and ensure timely Charter amendment processes. Certain corrective measures were immediately taken, including the implementation of a new compliance checklist and enhanced training for all team members involved in statutory filings, to ensure future compliance. However, our failure to timely seek an extension of the Charter has raised concerns regarding our internal governance and compliance systems. Future investors or merger targets may view our prior oversight as indicative of weak internal controls, which could negatively impact our ability to complete a transaction. Furthermore, we previously disclosed that if we failed to complete an initial business combination by December 28, 2024, we would commence winding up and liquidating the trust account. Our failure to act in accordance with these prior disclosures could result in an increased stockholder litigation risk.”

5.	Please update your disclosure to provide the correct address of the principal executive office of the registrant. Refer to Item 1 of Schedule 14A.

Response: We have updated the Company’s principal executive offices in response to the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Clean Energy Special Situations Corp.

By:	/s/ Raghu Kilambi
Raghu Kilambi
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

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